Exhibit 35.4

Corporate Trust Services 9062 Old Annapolis Road Columbia, Maryland 21045

Citibank N.A.

17g-5 Information Provider

ratingagencynotice@citi.com

RE: Annual Statement as to Compliance

The undersigned, a duly authorized officer of Wells Fargo Bank, N.A. (“Wells Fargo”), as Securities Administrator and Paying Agent1, hereby certifies as follows as of and for the year ending December 31, 2013 (the “Reporting Period”):

(a) a review of Wells Fargo’s activities during the Reporting Period and of its performance under the applicable servicing agreement listed on Schedule A hereto (the “Servicing Agreement”) has been made under my supervision; and

(b) to the best of my knowledge, based on such review, Wells Fargo has fulfilled all of its obligations under the Servicing Agreement in all material respects throughout the Reporting Period, except as described on Schedule B hereto.

February 27, 2014

/s/ Kristen Ann Cronin
Kristen Ann Cronin
Vice President
Wells Fargo Bank, N.A.

[1]	Effective January 1, 2014, Wells Fargo resigned as Securities Administrator and Paying Agent, and Citibank N.A. was appointed as successor Securities Administrator and successor Paying Agent. See the Form 8-K filed on January 6, 2014 for additional information.

Wells Fargo Bank, N.A.

Schedule A

Pooling and Servicing Agreement dated as of February 1, 2011, for Sequoia Mortgage Trust 2011-1, by and among Sequoia Residential Funding, Inc., as Depositor, Wells Fargo Bank, N.A. as Master Servicer and Securities Administrator, and Citibank, N.A., as Trustee.2

[2]	The Pooling and Servicing Agreement was amended and restated effective January 1, 2014 to reflect the resignation of Wells Fargo as the Securities Administrator and Paying Agent (among other roles). See the Form 8-K filed on January 6, 2014 for additional information.

Schedule B

On the respective distribution dates in November 2012, December 2012, January 2013 and February 2013, Wells Fargo made a distribution (the “November 2012 through February 2013 Distributions”) to holders of the certificates of the Sequoia Mortgage Trust 2011-1. Each of the November 2012 through February 2013 Distributions contained a payment error that resulted in an overpayment to certain subordinate classes, and a correlating underpayment to certain senior classes, totaling approximately $3.3 million over the four distribution periods. The payment error resulted from incorrectly including delinquency trigger logic in the model program for the transaction. The impact of this payment error was limited to the November 2012 through February 2013 Distributions.

On March 22, 2013, the November 2012 through February 2013 Distributions were revised to correct the payment error. For each revised distribution, a Form 10-D/A, Amendment No. 1, was filed on March 28, 2013, attaching the revised Distribution Date Statement as Exhibit 99.1 to the Form 10-D/A. To prevent further similar payment errors, Wells Fargo revised its model program for the Sequoia Mortgage Trust 2011-1 to remove the delinquency trigger logic.

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